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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of The Securities Exchange Act of 1934
                                -----------------

                                   ECHLIN INC.
                                   -----------
                            (Name of Subject Company)

                                 SPX CORPORATION
                                 ---------------
                                    (Bidder)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  278749106
                                  ---------
                         (CUSIP Number of Common Stock)

                          Christopher J. Kearney, Esq.
                Vice President, Secretary and General Counsel
                                 SPX Corporation
                             700 Terrace Point Drive
                               Muskegon, MI 49443
                                (616) 724-5000
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    (Names, Address and Telephone Numbers of Persons Authorized to Receive
               Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Aviva Diamant, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                                1 New York Plaza
                               New York, NY 10004
                                (212) 859-8000

                            Calculation of Filing Fee
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        Transaction Valuation*                   Amount Of Filing Fee
            $2,962,213,341                           $592,442.67
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*For the purpose of calculating the fee only. This calculation assumes that
62,444,550  shares  of  common  stock,  par  value  $1.00  per  share  (the
"Shares"), of Echlin Inc. ("Echlin") (representing 63,594,700 Shares outstanding as of March 31, 1998, as reported in Echlin's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, less the 1,150,150 Shares owned by SPX Corporation ("SPX")) will be exchanged for shares of common stock, par value $10.00 per share, of SPX and cash. The Transaction Valuation was calculated on the basis of the average of the high and low prices of a Share as reported on the New York Stock Exchange, Inc. Composite Tape on April 29, 1998.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $529,442.67   Filing Party:  SPX Corporation
                                                       ---------------

Form or Registration No.:  Registration Statement on Form S-4
                           ----------------------------------
                           (Registration No. 333-46381) ("Form S-4");
                           -----------------------------------------
                           Amendment No. 1 to Form S-4;
                           ----------------------------
                           Amendment No. 2 to Form S-4
                           ----------------------------
                           Schedule 14D-1
                           --------------

Date Filed: February 17, 1998; April 2, 1998;
            --------------------------------
            April 22, 1998; April 30, 1998
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(1)  Name of Reporting Persons S.S. or I.R.S.  Identification Nos. of Above
     Person

                        SPX Corporation; 38-1016240

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     [  ] (a)

     [  ] (b)

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(3)   SEC Use Only

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(4)  Sources of Funds (See Instructions)

                                     BK

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(5)  [ ] Check if Disclosure of Legal  Proceedings is Required  Pursuant to
     Items 2(e) or 2(f)?

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(6)  Citizenship or Place of Organization

                                  Delaware

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(7)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,150,150

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(8)  [ ] Check if the  Aggregate  Amount in Row 7 Excludes  Certain  Shares
     (See Instructions).

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(9)  Percent of Class Represented by Amount in Row 7

                                   1.8%

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(10) Type of Reporting Person (See Instructions)

                                     CO

Item 11. Material to be filed as Exhibits.

     Item 11 of Schedule 14D-1 is hereby amended and supplemented by adding the following:

      (a)(8) Press Release issued by SPX on May 4, 1998



                               EXHIBIT INDEX

     (a)(1) Prospectus of SPX, dated April 28, 1998. *

     (a)(2) Letter of Transmittal with respect to the Shares. *

     (a)(3) Notice of Guaranteed Delivery. *

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

     (a)(7) Press Release issued by SPX on April 29, 1998 *

     (a)(8) Press Release issued by SPX on May 4, 1998

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) See Exhibit (a)(1).

     (f) Not applicable.

     * Filed previously


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 4, 1998

                                    SPX Corporation

                                    By:   /s/CHRISTOPHER J. KEARNEY
                                          -------------------------
                                             Christopher J. Kearney
                                             Vice President, Secretary and
                                             General Counsel